Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on November 1, 2021 to employees of Momentive Global Inc.

Momentive + Zendesk FAQ Page

What was announced? What does it mean?

We announced that we’ve signed an agreement to be acquired by Zendesk in an all-stock transaction. Momentive shareholders will receive 0.225 shares of Zendesk stock for each share of Momentive stock, a ratio which represents an implied value of approximately $28 per outstanding share of Momentive stock based on the 15-day volume weighted average price of Zendesk common stock up to and including October 26, 2021. Following completion of the transaction, which is expected to occur in the first half of 2022, we will become a combined company. We believe the transaction will create tremendous value for our team, our business, and our customers.

Who is Zendesk, and why are they acquiring Momentive?

Zendesk builds software designed to improve customer relationships. The company generated more than $1 billion in revenue in 2020, and is expected to generate more than $1.3 billion in 2021. It was founded in Copenhagen and today the largest office is in San Francisco. The team of 5,000+ employees serve 100,000+ customers in more than 160 countries globally. Like us, the Zendesk team takes diversity, equity, and inclusion seriously (see their commitment and representation numbers here). And like us, they’ve made social impact a big part of the company culture (read more in their latest social impact report).

Zendesk pioneered the ability to easily respond to what your customers say and do, making it infinitely easier to deliver the best customer service. Momentive is a leader in capturing how customers think and feel, helping companies make critical decisions quickly and confidently. Today, businesses have an endless supply of data but it creates a picture of the customer that is one dimensional and incomplete. Both Zendesk and Momentive see a huge opportunity to bring the two pieces of the customer puzzle together to help businesses create more meaningful relationships. Together we’ll create a new Customer Intelligence company, providing a full picture, deeper understanding, and a better way to engage customers by combining interactions with feedback and brand and market insights.

For a brief overview of Zendesk’s journey, click here.

Who are Zendesk’s customers?

Zendesk serves 100,000+ customers in more than 160 countries around the world. Customers like Airbnb, Peloton, Polaris, Grubhub, Instacart, Drizly, Calm, Siemens, Discord, Freshly, Impossible Foods, Shopify, Vimeo, International Rescue Committee, Planned Parenthood, and more partner with Zendesk to drive customer experience innovation. Learn more here.

How does this benefit Momentive employees?

We are a people-focused company that strives to bring together the best parts of humans and technology to help our customers create better experiences. In Zendesk, we saw a business with a complementary product offering and a shared employee culture. We are both mission—and values—driven organizations that care deeply about our people, our communities, and the customers we serve. We both believe this next chapter is going to be great for the Momentive team. We are growing our business, expanding our solutions, and accelerating our journey as an enterprise company. We are also tapping into a vast new network of career opportunities and growth potential as part of Zendesk’s 5,000-strong (and growing!) employee base.

How will this acquisition benefit our business?

Zendesk pioneered the ability to respond to what customers say and do, making it easier to deliver superior customer service. Momentive is a leader in capturing how customers think and feel, helping companies make critical decisions quickly and confidently. With Momentive, Zendesk will create what businesses really need—a new Customer Intelligence company. The combination will give businesses the ability to:

•	Listen to your customers: Collect critical information about customer needs, experiences and expectations

•	Develop a rich picture: Bring a customer into focus by combining transactional data with market research and insights for the context to truly understand them

•	Act on insights: Empower teams to take action with the full breadth of data about their customers as well as feedback and market insights to improve customer interactions

When will the transaction be completed? What approvals are required?

Zendesk’s acquisition of Momentive is subject to regulatory approval and the approval of the shareholders of both companies. Zendesk and Momentive remain separate entities and will operate as completely separate businesses until the transaction is completed, which we expect to happen in the first half of 2022. Upon close, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

What should I be doing now?

Until we close the transaction, we remain separate publicly traded companies. This means that it is business as usual here at Momentive. We are counting on you to remain focused on your day to day responsibilities, and to continue delivering the same high-quality products and services that help our customers shape what’s next.

Is this going to change our strategy going forward?

No. Our strategy remains unchanged and is to (1) focus upmarket, (2) deliver higher value solutions for surveys, (3) disrupt services offerings in MRX, and (4) deliver CX solutions that leverage deep integrations with customer systems like Salesforce and Zendesk.

Does this affect Momentive’s hiring plans going forward? Will there be a hiring freeze?

At this time, we are not expecting any significant changes to our hiring plans. There may be a few roles where we decide to not move forward, depending on the role and timeline for filing that role.

Will we merge our team into theirs?

We will continue to operate as standalone companies until the deal closes, which we expect to happen in the first half of 2022. At that time, we’ll start working through integration plans.

What will happen to the Momentive management team?

Upon closing of the transaction, CEO Zander Lurie will continue to lead Momentive’s strong management team. In the first few quarters following completion of the combination, we will work jointly on the plan for deeper integration of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

Will there be layoffs?

There are no plans for changes to the Momentive team while we all focus on hitting our Q4 plans and laying the groundwork for 2022 success. We are beginning to think about integration planning and will eventually start the process of aligning resources of the combined company thoughtfully. While we recognize that you may have questions, please keep in mind it is still early in the process and there are many details still to be worked through. We will continue to update you as we work through integration planning, and we believe that this transaction will provide significant growth opportunities for both companies and our employees.

Are Zendesk employees currently working remote? Will I have to start coming into an office? Will I have to relocate? What does this mean for @Choice?

Zendesk employees are designated as either in-office or remote. Most in-office Zendesk employees are still working remotely, but once their local office fully reopens, they’ll have the flexibility to work in the office at least two days per week. Many of their European office locations have re-opened, following in-office protocols similar to our own. There will be no changes to your @Choice decision in the near term. Looking ahead, Zendesk is pursuing a digital first strategy that will also include a physical office footprint. The language will differ, but they intend to provide flexible options that are similar to our @Choice model.

Will we maintain our headquarters in San Mateo? Are we closing any of our offices? Will our global footprint change?

There will be no changes to either organization’s geographic footprint for the time being.

Can I transfer to a Zendesk office location?

Until the deal closes, there will be no changes in the way or locations where the Momentive team works. If there are opportunities to transfer to a Zendesk office location, we will share them with the team following close.

Will my pay and benefits change? What about our paid time off policies like Take 4?

As of today, there will be no changes to our pay and benefits.

Do I still need to do Open Enrollment in the U.S.?

Yes! And the deadline is October 29, so you better hop to it.

Will we still pay 2021 bonuses? What about equity refreshes and our regular year-end promotion and comp adjustment cycle?

Yes. We will proceed with our Year End reward cycle as planned, including equity refreshes and 2021 bonus payouts for those on our annual plan.

What is the culture like at Zendesk? How will we fit together?

We are both mission- and values-driven organizations that care deeply about our people, our communities, and the customers we serve. Like us, the Zendesk team takes diversity, equity, and inclusion seriously (see their commitment and representation numbers here). And like us, they’ve made social impact a big part of the company culture (read more in their latest social impact report). Our cultures are both described as kind, collaborative, fun, and flexible. Zendesk’s values of focusing on relationships, practicing empathy, and being humblident (a made-up word meaning to be confident and humble!) are critical to how work is done and how employees collaborate. Learn more about Zendesk in this video: https://www.youtube.com/watch?v=hd5LRkjGK84&t=11s

When can we expect to receive more details on Zendesk’s benefits, workplace options, and time off?

The deal has not closed yet, and we are operating as two stand-alone companies. If you are curious about Zendek’s benefits, you may check out their website and Glassdoor reviews to learn more. We will also continue to provide updates regarding integration planning as we work towards closing.

What will happen to my equity?

Momentive shareholders will receive 0.225 shares of Zendesk stock for every share of Momentive stock they hold. For example, if you have 1,000 shares of Momentive stock, you will receive 225 shares of Zendesk stock on closing of the transaction. If employees hold options and/or restricted stock units for Momentive stock or restricted Momentive stock awards, that equity will be assumed by Zendesk on closing and it will be converted into options and/or restricted stock units for Zendesk stock or restricted Zendesk stock awards on the same terms (subject to appropriate adjustment to reflect the exchange ratio). More details about the treatment of equity may be found here: https://treehouse.surveymonkey.com/x/DYdgGg.

Will we get an open trading window before the merger closes?

Yes, we expect our trading window timing to remain the same until the merger closes. Under our insider trading policy, the window is scheduled to open two days after earnings are released. Our next earnings press release is scheduled for November 9th, which means the window is scheduled to open on November 11th. As usual, you will receive an email when the trading window opens and closes.

What happens to the Employee Stock Purchase Program (ESPP)?

In alignment with the agreement we signed with Zendesk, anyone enrolled in the ESPP at the time of the announcement will remain enrolled (unless you choose to withdraw) and will participate in purchases as they happen. However, we will no longer be enrolling new participants in the ESPP.

What will happen to the Momentive brand?

As of today, there will be no changes to our brands. We will continue to focus on building an upmarket enterprise brand (Momentive) and invest in GetFeedback and SurveyMonkey.

Can I post about this on social media?

Please do not post original content or commentary about this on social media. Also refrain from liking, commenting on, reposting, retweeting or sharing media reports or news about the transaction. This is important. Communication from Momentive (including its employees) about the transaction is regulated by securities laws and by the terms of the merger agreement. As a result, it must be pre-approved by the Momentive legal team and may need to be publicly filed.

You may retweet the approved tweet by the @MomentiveAI handle.

Can I trade Zendesk or Momentive stock between sign and close?

Momentive employees are required to comply with our Insider Trading Policy, which provides that you may only trade in Momentive stock when our trading window is open. The window is NOT currently open. We are not currently subject to Zendesk’s policies, but you may not trade in any company’s securities (including Momentive or Zendesk) if you are in possession of material nonpublic information. If you have questions about whether our trading window is open or if you need help evaluating whether or not you have material inside information regarding Momentive or Zendesk, please reach out to Lora Blum, Michelle Leung or Mike McKay (lora@momentive.ai, mleung@momentive.ai, or mmckay@momentive.ai). Please note that Momentive Legal cannot provide technical legal advice to individual employees on these matters.

An investor, analyst, or member of the press reached out to me. What should I do?

Please forward analyst and media inquiries to Katie Miserany (katiem@momentive.ai) and any investor inquiries to Gary Fuges (gfuges@momentive.ai).

Where can I get more information?

We understand that you may have more questions. Until the deal closes, we may not have all the answers, but we’ll continue to update this FAQ page over time. You can also submit questions here.

Forward-Looking Statements

This communication may contain forward-looking statements. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the acquisition of Momentive by Zendesk (the “Transaction”) are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction, or required regulatory approvals to consummate the Transaction, are not obtained; potential litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; difficulties and delays in integrating Momentive’s and Zendesk’s businesses; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended June 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended June 30, 2021.

Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be sent to the respective stockholders of Momentive and Zendesk seeking their approval of their respective merger-related proposals. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

Participants In The Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the Transaction. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Information about Zendesk’s directors and executive officers and their ownership of Zendesk’s common stock is also available in Zendesk’s proxy statement, dated April 2, 2021, for its 2021 Annual Meeting of Stockholders. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is also available in Momentive’s proxy statement, dated April 20, 2021, for its 2021 Annual Meeting of Stockholders.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.